APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

5th Element Brewing, LLC
Income Statement - unaudited
For the periods ended 12-31-20

	Current Period	Prior Period
	31-Dec-20	**31-Dec-19**
REVENUES		
Sales	$ -	$ -
Other Revenue	-	-
TOTAL REVENUES	**-**	**-**
COST OF GOODS SOLD		
Cost of Sales	-	-
Supplies	-	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	-	-
GROSS PROFIT (LOSS)	-	-
OPERATING EXPENSES		
Advertising and Promotion	-	-
Utilities	-	-
Website Development	-	-
TOTAL OPERATING EXPENSES	-	-
OPERATING PROFIT (LOSS)	-	-
INTEREST (INCOME), EXPENSE & TAXES		
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET INCOME (LOSS)	$ -	$ -

5th Element Brewing, LLC
Balance Sheet - unaudited
For the period ended 12-31-20

	Current Period		Prior Period
	12-31-2020		**12-31-2019**
ASSETS			
Current Assets:			
Cash	$ 50,000.00		$ 50,000.00
Petty Cash	-		-
Temporary Investments	-		-
Total Current Assets	50,000.00		50,000.00
Fixed Assets:			
Land	196,878.00		196,878.00
Buildings	300,000.00		300,000.00
Furniture and Equipment	145,000.00		145,000.00
Computer Equipment	-		-
Vehicles	-		-
Less: Accumulated Depreciation	-		-
Total Fixed Assets	641,878.00		641,878.00
Other Assets:			
Other Assets	-		-
Total Other Assets	-		-
TOTAL ASSETS	$ 691,878.00		$ 691,878.00
LIABILITIES			
Current Liabilities:			
Accounts Payable	$ -		$ -
Current Portion of Long-Term Debt	-		-
Total Current Liabilities	-		-
Long-Term Liabilities:			
Notes Payable	437,000.00		437,000.00
Mortgage Payable	-		-
Less: Current portion of Long-term debt	-		-
Total Long-Term Liabilities	437,000.00		437,000.00
EQUITY			
Capital Stock/Partner's Equity	254,878.00		254,878.00

Opening Retained Earnings		-		-
Dividends Paid/Owner's Draw		-		-
Net Income (Loss)		-		-
Total Equity		254,878.00		254,878.00
TOTAL LIABILITIES & EQUITY	$	**691,878.00**	$	**691,878.00**
Balance Sheet Check		-		-

5th Element Brewing, LLC
Statement of Cash Flow - unaudited
For the period ended 12-31-20

	Current Period	Prior Period
	31-Dec-20	31-Dec-19
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	-	-
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	-	-
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	-	-
Inventory	-	-
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	-	-
Credit Cards Payable	-	-
Total Adjustments	-	-
Net Cash Flows From Operating Activities	-	-
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	-	-
Net Cash Flows From Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	-	-
Member's Withdrawals	-	-
Net Cash Flows From Financing Activities	-	-
NET INCREASE (DECREASE) IN CASH	-	-
CASH - BEGINNING	-	-
CASH - ENDING	-	-

I, Kimberly DeStefano, certify that:

1. The financial statements of 5th Element Brewing included in this Form are true and complete in all material respects; and
2. The tax return information of 5th Element Brewing included in this Form reflects accurately the information reported on the tax return for 5th Element Brewing for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature   _____

Name: Kimberly DeStefano

Title: Co-owner